Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

September 27, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on September 26, 2007, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated September 26, 2007

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)
September 27, 2007	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED (A joint stock limited company incorporated in the People’s Republic of China with limited liability) (the “Company”) (Stock code: 02628)

ANNOUNCEMENT IN RELATION TO APPOINTMENT OF PRESIDENT

The board of directors of the Company (the “Board”) announces that Mr. Wan Feng (“Mr. Wan”) has been appointed as the Company’s President with effect from 26 September 2007.

By a resolution passed at the second extraordinary meeting of the second session of the Board held on 26 September 2007, Mr. Wan was appointed as the Company’s President following a nomination by the Chairman of the Company. Such appointment took effect on 26 September 2007.

The biographical details of Mr. Wan are set out as follows:

Mr. Wan, born in 1958, has become the Vice President of China Life Insurance (Group) Company and Chairman of China Life Pension Company Limited since September 2007. Mr. Wan has become an Executive Director of the Company since June 2006, and has served as a Vice President of the Company since 2003. On 31 January 2007, the Board resolved to authorize Mr. Wan to be responsible for the daily operations and management of the Company. Mr. Wan became a Director of China Life Property and Casualty Insurance Company Limited in November 2006, and became a Director of China Life Insurance Asset Management Company Limited in January 2006. From 1999, Mr. Wan was the Vice President of the former China Life Insurance Company and General Manager of its Shenzhen branch and Director of China Life-CMG. From 1997 to 1999, Mr. Wan was the General Manager of PICC Life Company Limited, Shenzhen branch. Prior to this, Mr. Wan was a Director and Senior Vice President of the Hong Kong branch of Tai Ping Life Insurance Company, Assistant Vice President of the former China Life Insurance Company, Hong Kong branch and Deputy Division Chief of PICC, Jilin branch. Mr. Wan received a BA degree in Economics from Jilin College of Finance and Trade, an MBA from Open University of Hong Kong, and a Doctoral Degree in Finance from Nankai University in Tianjin. Mr. Wan, a Senior Economist, has 25 years of experience in life insurance industry, and was awarded a special allowance by the State Council.

Save as disclosed herein, Mr. Wan does not have any relationships with any directors, senior management or substantial or controlling shareholder of the Company. Mr. Wan does not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

Other than his directorship with the Company, Mr. Wan has not held any directorship in any other listed public companies in the past three years. Mr. Wan and the Company have not entered into any service contract. Mr. Wan’s term of appointment as a Director of the Company is subject to retirement by rotation and re-election at Annual General Meetings of the Company in accordance with the Company’s Articles of Association. Mr. Wan’s remuneration was determined by the Board with reference to his duties and responsibilities with the Company, the Company’s current standards for emoluments and market conditions.

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Commission File Number 001-31914

Save as disclosed above, there are no other matters in relation to Mr. Wan’s appointment as the Company’s President that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of Rule 13.51(2) of the Listing Rules.

By Order of the Board of
China Life Insurance Company Limited
Heng Kwoo Seng
Company Secretary

As at the date of this announcement, the Board comprises the following members:

Executive Directors:	Yang Chao, Wan Feng
Non-executive Directors:	Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Long Yongtu, Ma Yongwei, Sun Shuyi,
Chau Tak Hay, Cai Rang, Ngai Wai Fung

Hong Kong, 26 September 2007

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